16





January 19, 1996



Securities and Exchange Commission
Washington, D.C. 20549

     Registration Statement on Form 8-B
     New Univar Corporation
     File No. 1-5858

Gentlemen:

      Attached via EDGAR is a Registration Statement on Form 8-B for New Univar Corporation, a Washington corporation (the "Company"). As explained in the filing, the Company is currently a wholly owned subsidiary of Univar Corporation, a Delaware corporation ("Univar-Delaware"). At 7:00 P.M., Pacific time on February 29, 1996, Univar-Delaware will be merged into the Company, thereby changing its state of incorporation from Delaware to Washington.

      We understand that the Company will continue to have the same Commission File number as Univar-Delaware (namely, 1-5858).

      Univar-Delaware has wired the $250 filing fee to Mellon Bank for this filing and the funds are held there in the SEC's account under the name of "Univar Corporation".

      The Company hereby requests that the effectiveness of this Registration Statement be accelerated to the close of business on February 29, 1996.

      Please call the undersigned at (206) 889-3990 if you have any questions in connection with this submission.

Sincerely yours,



/s/ WILLIAM A. BUTLER
William A. Butler
Vice President and
General Counsel

                                FORM 8-B

                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

         REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                   PURSUANT TO SECTION 12(B) OR (G) OF
                   THE SECURITIES EXCHANGE ACT OF 1934


                               NEW UNIVAR CORPORATION
         (Exact name of registrant as specified in its charter)


     Washington                                      91-0816142
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification No.)

6100 Carillon Point, Kirkland, Washington                    98033
(Address of principal executive offices)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class                Name of each exchange on which
     to be so registered                    each class is to be
registered

Common Stock, without par value                     New York Stock
Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                  None


           INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


  Item 1.  General Information

        (a) New Univar Corporation (the "Company") was organized on October 24, 1995 as a corporation under the laws of the State of Washington. At 7:00 p.m. Pacific time on February 29, 1996 (the "Effective Time of the Merger"), the name of the Company will be changed to "Univar Corporation."

       (b)  The Company's fiscal year ends on February 28/29.

  Item 2.  Transaction of Succession.

        (a) The Company's parent corporation, Univar Corporation, a Delaware corporation ("Univar Delaware"), has securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Act"). At the Effective Time of the Merger, Univar Delaware intends to terminate such registration.

        (b) At the Effective Time of the Merger: (i) Univar Delaware will merge with and into the Company with the Company being the surviving entity (such transaction being referred to herein as the "Merger"), (ii) each outstanding share of Univar Delaware Common Stock will be converted into one share of Common Stock of the Company and (iii) each outstanding share of the Common Stock of the Company outstanding immediately prior to the Effective Time of the Merger will be canceled and returned to the status of authorized but unissued shares.

  Item 3.  Securities to be Registered.

        The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, without par value, and 5,000,000 shares of Preferred Stock, without par value. At the Effective Time of the Merger, the Company anticipates it will have 21,674,008 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. (That number of shares of Common Stock is based on the issued and outstanding shares of common stock of Univar Delaware as of the date of filing this Registration Statement, and will change to the same extent as the number of shares of common stock of Univar Delaware changes.) No shares of Common Stock or Preferred Stock of the Company are currently held by or for the account of the Company.

  Item 4.  Description of Registrant's Securities to be Registered.

        Information required by this Item is incorporated herein by reference to the information under the caption "Reincorporation in Washington and Increase in Capital Shares" contained in the Proxy Statement of Univar Delaware dated July 7, 1995 (the "Proxy Statement"). Capitalized terms used below in this Item have the meanings ascribed to them in the Articles of Incorporation of the Company included as Appendix B to the Proxy Statement.

       In addition, holders of the Common Stock of the Company have no preemptive rights to acquire additional capital shares or securities convertible into capital shares issued by the Company. Except as otherwise provided in the Articles of Incorporation of the Company, the holders of Common Stock have the unlimited voting rights, with each share being entitled to one vote, and the rights to receive the net assets of the Company upon dissolution, with each share participating on a pro rata basis. The Common Stock is not subject to any terms of conversion or sinking fund or redemption provisions. Holders of Common Stock are not liable for further calls or assessments by the Company for liabilities of the Company imposed on its shareholders under the state statutes of the State of Washington.

        The Board of Directors of the Company is divided into three classes, with each class to be as equal in number as possible. A director's basic term shall be three years. Except as described in the next sentence, holders of Common Stock are not entitled to cumulative voting provisions with respect to the election of directors or other matters. On or after the date on which any shareholder becomes a Forty Percent Shareholder (measured by beneficial ownership of the voting stock of the Company), and until such time as there is no longer any Forty Percent Shareholder, there shall be cumulative voting for election of directors so that any shareholder entitled to vote in such election shall be entitled to as many votes as shall equal the number of directors to be elected multiplied by the number of votes to which such shareholder's shares would otherwise be entitled.

        The Company's Articles of Incorporation provide that, subject to the provisions of any series of Preferred Shares which may be outstanding, any Major Transaction shall require the affirmative vote of holders of not less than 80% of the outstanding Voting Shares, which shall include the affirmative vote of at least 50% of the outstanding Voting Shares held by shareholders other than the Twenty Percent Shareholder involved in such transaction, unless the transaction and/or acquisition of shares by the Twenty Percent Shareholder received prior Board approval, satisfies certain financial test and/or complies with certain proxy solicitation and other requirements. "Major Transaction" is defined to include, inter alia, any merger or consolidation of the Company or a Subsidiary with a Twenty Percent Shareholder, any sale, lease, exchange, transfer or other disposition of all or a Substantial Part of the assets of the Company or of a Subsidiary, the issuance of any securities of the Company or a Subsidiary to a Twenty Percent Shareholder, the acquisition by the Company or a Subsidiary of any securities of a Twenty Percent Shareholder, any reclassification of Voting Shares proposed by a Twenty Percent Shareholder within five years after such Twenty Percent Shareholder became a Twenty percent Shareholder, or any loan or other extension of credit by the Company or a Subsidiary to a Twenty Percent Shareholder.

        In addition, the Company's Articles of Incorporation contain restrictions and/or limitations on the following transactions involving Five Percent Shareholders or Affiliates thereof: share repurchases, merger transactions, or sales, leases or other dispositions of the Company's assets; the issuance or transfer by the Company (in one or a series of transactions) of any securities of the Company or any Subsidiary having an aggregate Fair Market Value of $2.0 million or more; the adoption of a plan of liquidation or dissolution of the Company proposed by a Five Percent Shareholder; and any reclassification of securities or recapitalization of the Company which has the effect of increasing the proportionate share ownership of a Five Percent Shareholder.

         The  foregoing  provisions  of  the  Company's  Articles   of
  Incorporation could have the effect of delaying, deferring or preventing a change of control of the Company.

       Except as provided in the following sentence, the provisions of the Company's Articles of Incorporation may be amended by two-thirds of the outstanding Voting Shares of the Company. The provisions of Articles III (Purpose), VI (Certain Definitions; Interpretations), VII (Higher Than Majority Vote of Shareholders Required in the Event of Certain Transactions), VIII (Restrictions on Share Repurchases and Other Transactions), X (Directors), XII (Special Shareholder Meetings) and XIII (Restrictions on Certain Amendments) may not be repealed or amended unless approved by not less than 80% of the outstanding Voting Shares; provided that if there is a Twenty Percent Shareholder, such 80% vote must include the affirmative vote of at least 50% of the outstanding Voting Shares held by shareholders other than the Twenty Percent Shareholder.

  Item 5.  Financial Statements and Exhibits.

        (a) No financial statements are required to be filed herewith because the consolidated capital structure of the Company immediately after consummation of the Merger will be substantially the same as that of Univar Delaware immediately prior to consummation of the Merger.

       (b)  Exhibits.

       1.1  The Plan and Agreement of Merger relating to the Merger is
  contained  in  the  Proxy  Statement  and  incorporated  herein   by
  reference.

       2.1  The Proxy Statement is incorporated herein by reference.

       3.2  Plan and Agreement of Merger (see Item 1.1 above)

         3.3(i)     Articles  of  Incorporation  of  the  Company  are
  contained  in  the  Proxy  Statement  and  incorporated  herein   by
  reference.

       3.3(ii)   Bylaws of the Company

       3.4  Instruments defining the rights of security holders:

       Exhibit 4.1 to the Form 10-K filed by Univar Delaware for the fiscal year ended February 28, 1995 (the "Form 10-K") is incorporated herein by reference.

       3.10 Material Contracts:

       Exhibits 10.1 through 10.30, inclusive, in the Form 10-K and in
       subsequently   filed   Forms  10-Q  of  Univar   Delaware   are
       incorporated herein by reference.

       3.21 Subsidiaries of the Company

       Exhibit  22  to  the  Form  10-K  is  incorporated  herein   by
       reference.


                                SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this application for registration to be signed on its behalf by the undersigned, thereunto duly authorized, on this 19th day of January, 1996.


                                   NEW UNIVAR CORPORATION
                                   a Washington corporation


                                   By:  /s/ Paul H. Hough
                                        Paul H. Hough
                                        President and CEO

Exhibit 3.3 (ii)

                                   BYLAWS

                                   OF

                              UNIVAR CORPORATION
                         (a Washington corporation)
                         Adopted December 18, 1995

                              ARTICLE I

                              Shareholders

     1.1 ANNUAL MEETING. The annual meeting of the shareholders of the Corporation for the election of Directors and for the transaction of such other business as properly may be submitted to such annual meeting, shall be held at the hour and on the date designated by the Board of Directors or an authorized committee of the Board of Directors, such date to be within six months of the end of the fiscal year.

     1.2 SPECIAL MEETINGS. Special meetings of the shareholders of the Corporation, for any purpose or purposes, may be called at any time by the Board of Directors or an authorized committee of the Board of Directors.

     1.3 PLACE OF MEETINGS. Meetings of shareholders shall be held at such place within or without the State of Washington as determined by the Board of Directors, or an authorized committee, pursuant to proper notice.

     1.4 NOTICE. Written notice of each shareholders' meeting stating the date, time, and place and, in case of a special meeting, the purpose(s) for which such meeting is called, shall be given by the Corporation not less than ten (10) (unless a greater period of notice is required by law in a particular case) nor more than sixty (60) days prior to the date of the meeting, to each shareholder of record, to the shareholder's address as it appears on the current record of shareholders of the Corporation.

     1.5 QUORUM OF SHAREHOLDERS. At any meeting of the shareholders, a majority in interest of all the shares entitled to vote on a matter, represented by shareholders of record in person or by proxy, shall constitute a quorum of that voting group for action on that matter.

     Once a share is represented at a meeting, other than to object to holding the meeting or transacting business, it is deemed to be present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. At such reconvened meeting, any business may be transacted that might have been transacted at the meeting as originally notified.

     If a quorum exists, action on a matter is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the question is one for which a different vote is required by express provision of the Washington Business Corporation Act, as amended ("WBCA"), the Articles of Incorporation, or these Bylaws.

     1.6 ADJOURNMENT. A majority of the shares represented at the meeting, even if less than a quorum, may adjourn the meeting from time to time. At such reconvened meeting at which a quorum is present any business may be transacted at the meeting as originally notified. If a meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if a new date, time, or place is announced at the meeting before adjournment; however, if a new record date for the adjourned meeting is or must be fixed in accordance with the WBCA, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

     1.7 RECORD DATE AND TRANSFER BOOKS. For the purpose of determining shareholders who are entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a record date for any such determination of shareholders, such date in any case to be not more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.

     If no record date is fixed for such purposes, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

     When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date is fixed for the original meeting.

     1.8 VOTING RECORD. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten (10) days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged by any applicable voting groups and in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder or any shareholder's agent during the whole time of the meeting for the purposes thereof.

     1.9 PROXIES. Shareholders of record may vote at any meeting either in person or by proxy executed in writing. A proxy is effective when received by the person authorized to tabulate votes for the Corporation. A proxy is valid for eleven (11) months unless a longer period is expressly provided in the proxy.

     1.10 ORGANIZATION OF MEETING. The officer designated by the Board of Directors as Chief Executive Officer (or another officer designated by the Board of Directors) may call any meeting of shareholders to order and shall be the Chairman thereof. The Corporate Secretary, if present at any meeting of its shareholders, shall act as the secretary of such meeting. If the Corporate Secretary is absent from any such meeting, the Chairman of such meeting may appoint a secretary for the meeting.

     1.11 PROPER BUSINESS FOR SHAREHOLDERS' MEETING. At any annual or special meeting of the shareholders of the Corporation, only business properly brought before the meeting may be transacted. To be properly brought before an annual or special meeting, business or other proposals must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, written notice thereof must have been received by the Corporate Secretary from such shareholder not less than 120 days prior to the date corresponding to the date on which the Corporation mailed its proxy statement in connection with its previous year's annual meeting of shareholders. For business to be properly brought before a special meeting by a shareholder, or in the event the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice by the shareholder to be timely must be received by the Corporate Secretary not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the scheduled meeting was mailed or the day on which public disclosure of such date was made.

     Any such notice shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and the language of the proposal, (ii) the name and address of the shareholder proposing such business, (iii) a representation that the shareholder is a holder of record (or beneficial owner of shares to the extent the Corporation has established a procedure pursuant to Section 23B.07.230 of the WBCA granting such right to a beneficial owner of share registered in the name of a nominee) of shares of the Corporation entitled to vote at such meeting, and (iv) any material interest of the shareholder in such business. Any such notice to the Corporation shall also comply with all applicable provisions of Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act") or similar rules or regulations then applicable to shareholder proposals for companies subject to the proxy rules of the Exchange Act. No business shall be conducted at any meeting of shareholders except in accordance with this Section, and the chairman of any meeting of shareholders and the Board of Directors may refuse to permit any business to be brought before the meeting without compliance with the foregoing procedures.

     1.12 ORDER OF BUSINESS. The Chairman of a meeting of shareholders, determined in accordance with Section 1.10, shall have discretion to establish the order of business for such meeting subject to any specific order established by the Board of Directors.


                              ARTICLE II

                         Board of Directors

     2.1 NUMBER AND QUALIFICATIONS. The business affairs and property of the Corporation shall be managed by a Board of not less than nine directors nor more than fifteen directors. The number of directors may at any time be increased or decreased by resolution of the Board of Directors or by the shareholders at the annual meeting. Directors need not be shareholders of the Corporation.

     Each director of the Corporation shall be eligible to serve as follows:

     2.1.1     Any director who has served as President, a Vice
President, or Chairman of the Board of Directors of the Corporation shall be eligible to serve as director until the regular meeting of the Board of Directors immediately following his 72nd birthday.

     2.2.2 Any director who is, at the time of his 65th birthday or his retirement, a full time employee of the Corporation or one of its subsidiaries shall not be eligible to serve after his 65th birthday or his retirement, whichever event is earlier, except as provided in 2.1.1 above.

     2.1.3 Any director other than one of the classes referred to in Subsections 2.1.1 and 2.1.2 of this Section 2.1 shall be eligible to serve until the regular meeting of the Board of Directors immediately following his 72nd birthday.

     2.2 ELECTION - TERM OF OFFICE. The election of directors, their terms of service, the procedures for their removal and the filling of vacancies shall be in accordance with the Corporation's Articles of Incorporation.

     2.3 NOMINATION OF DIRECTORS FOR ELECTIONS. Nominations for the election of directors may be made by the Board of Directors or a committee appointed by the Board of Directors or, if the shareholders are, at the time, entitled to cumulate their votes in the election of directors in accordance with Section 8.3 of the Articles of Incorporation, by a majority of the "Disinterested Directors" or by any shareholder who is the "Beneficial Owner" of one percent (1%) or more of the outstanding shares of "Voting Shares" (as said terms are defined in the Articles of Incorporation) in accordance with the following procedures. However, any such shareholder holding one percent (1%) or more of the outstanding Voting Shares at the time may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Corporate Secretary in accordance with the following procedures: For a nomination to be properly submitted before an annual meeting by a shareholder, written notice thereof must have been received by the Corporate Secretary from such shareholder not less than 120 days prior to the date corresponding to the date on which the Corporation mailed its proxy statement in connection with its previous year's annual meeting of shareholders. For a nomination to be properly submitted before a special meeting by a shareholder, or in the event the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice by the shareholder to be timely must be received by the Corporate Secretary not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the scheduled meeting was mailed or the day on which public disclosure of such date was made.

     Each such notice to the Corporate Secretary shall set forth: (i) the name and address of record of the shareholder who intends to make the nomination; (ii) a representation accompanied by appropriate written documentation to confirm that the shareholder is a holder of record (or beneficial owner of shares to the extent the Corporation has established a procedure pursuant to Section 23B.07.230 of the WBCA granting such right to a beneficial owner of share registered in the name of a nominee) of Voting Shares entitled to vote at such meeting which shares represent one percent (1%) or more of the outstanding Voting Shares, and that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee; (iv) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (v) such other information regarding such nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (vi) the consent of each nominee to serve as a director of the Corporation if so elected. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. Subject to applicable filing requirements of the Securities and Exchange Commission and applicable notice requirements, the Corporation shall, prior to mailing its final proxy statement to the shareholders, (a) advise the shareholder submitting the nomination of any deficiencies in the information provided and any other reason why it has concluded that the nomination does not satisfy the foregoing requirements, and (b) give such shareholder and nominee a reasonable opportunity to cure any such defects and/or nominate a substitute nominee. A substitute nominee must also comply with the requirements of this section other than the initial date for providing the notice and information. The good faith determination by the Board of Directors of the qualifications, or lack thereof, of a nominee shall be final.

     2.4 REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held at such places, and at such times as the Board may determine, and, if so determined, no notice thereof need be given. A regular meeting of the Board may be held without notice immediately after the annual meeting of shareholders at the same place at which such meeting was held.

     2.5 SPECIAL MEETINGS. Special meetings of the Board of Directors may be held at any time or place upon the call of a majority of directors, the Chairman of the Board, or the Chief Executive Officer.

     2.6 NOTICE. No notice is required for regular meetings of the Board of Directors. Notice of special meetings, or a change in the time and place of any regular meeting, of the Board of Directors, stating the date, time, and place thereof, shall be given at least seventy-two (72) hours prior to the time of the meeting. Such notice may be oral or written.

     2.7 WAIVER OF NOTICE. A director may waive notice of a special meeting of the Board either before or after the meeting, and such waiver shall be deemed to be the equivalent of giving notice. The waiver must be in writing, signed by the director entitled to the notice and delivered to the Corporation for inclusion in its corporate records. Attendance or participation of a director at a meeting shall constitute waiver of notice of that meeting unless said director attends or participates for the express purpose of objecting to the transaction of business because the meeting has not been lawfully called or convened.

     2.8 QUORUM OF DIRECTORS. A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained. When a quorum is present at any meeting, a majority of the members present shall decide any question brought before such meeting, except as otherwise provided by the Articles of Incorporation or by these Bylaws.

     2.9 ADJOURNMENT. A majority of the directors present, even if less than a quorum, may adjourn a meeting and continue it to a later time. Notice of the adjourned meeting or of the business to be transacted thereat, other than by announcement, shall not be necessary. At any adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting as originally called.

     2.10 RESIGNATION. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors, the Chairman, the Chief Executive Officer, or the Corporate Secretary. Any such resignation is effective when the notice is delivered, unless the notice specifies a later effective date.

     2.11 COMPENSATION. The Board shall have the sole authority to fix the amount of compensation of directors. A director who is being compensated as a full time employee shall not be entitled for receive fees as a director unless specifically approved by the Board.

     2.12 COMMITTEES. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members one or more committees, each of which:

          a.   Shall have two (2) or more members;

          b. Shall be governed by the same rules regarding meetings, action without meetings, notice, and waiver of notice, and quorum and voting requirements as applied to the Board of Directors or by such other rules as a committee may establish; and

          c. To the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except no such committee shall have the authority to:

               (1) Authorize or approve a distribution except according to a general formula or method prescribed by the Board of Directors;

               (2) Approve or propose to shareholders action which the WBCA requires to be approved by shareholders;

               (3) Fill vacancies on the Board of Directors or on any of its committees;

               (4)  Amend the Articles of Incorporation;

               (5)  Adopt, amend, or repeal the Bylaws;

               (6) Approve a plan of merger not requiring shareholder approval; or

               (7) Authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations on a class or series of shares, except that the Board of Directors may authorize a committee, or a senior executive officer of the Corporation, to do so within limits specifically prescribed by the Board of Directors.


                                   ARTICLE III

                    Special Measures Applying to Meetings of
         Shareholders, the Board of Directors and Committees of the Board

     3.1 ACTION BY WRITTEN CONSENT. Any action required or permitted to be taken at a meeting of the Board of Directors or a committee of the Board may be accomplished without a meeting if the action is taken by all the members of the Board or all the members of the committee, as the case may be. The action must be evidenced by one or more written consents describing the action to be taken, signed by all directors or all members of the committee, as the case may be, and delivered to the Corporation for inclusion in the minutes. Directors' consents may be signed either before or after the action taken.

     Action taken by unanimous written consent is effective when the last director signs the consent, unless the consent specifies a later effective date.

     3.2 USE OF COMMUNICATIONS EQUIPMENT. Meetings of the shareholders, the Board of Directors, and committees of the Board may be effectuated by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other during the meeting. Participation by such means shall constitute presence in person at such meeting.

     3.3 ORAL AND WRITTEN NOTICE. Oral notice may be communicated in person or by telephone, wire or wireless equipment that does not transmit a facsimile of the notice. Oral notice is effective when communicated if communicated in a comprehensible manner.

     Written notice may be transmitted by mail, private carrier, or personal delivery; telegraph or teletype; or telephone, wire, or wireless equipment that transmits a facsimile of the notice and provides
the transmitter with an electronically generated receipt.   Written
notice is effective at the earliest of the following: (a) when received; (b) five (5) days after its deposit in the US. mail if mailed with first-class postage; (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee.


                                   ARTICLE IV

                                   Officers

     4.1 POSITIONS. The officers of the Corporation may consist of a Chairman, a Vice Chairman, a President, one or more Vice Presidents (who may be designated as Vice Presidents, Senior Vice Presidents or Executive Vice Presidents), a Corporate Secretary, a Treasurer, and such other positions or titles as may be appointed by the Board of Directors or the Chief Executive Officer. The Corporation may have such additional or assistant officers (sometimes referred to as "additional officers") as the Board of Directors, Chief Executive Officer or Chief Operating Officer may deem necessary for its business and may appoint from time to time. The Board of Directors shall also have the authority, but shall not be required, to designate officers as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, or similar such titles. Any two or more offices may be held by the same person.

     If a director/officer has not been designated as Chairman, or if the designated Chairman is not present, the Board of Directors shall elect a Chairman from amongst its members to serve as Chairman of the Board of Directors. The Chairman shall preside at all meetings of the Board of Directors, and shall have such other powers as the Board may determine.

     4.2 APPOINTMENT AND TERM OF OFFICE. The officers of the Corporation shall be appointed annually at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If officers are not appointed at such meeting, such appointment shall occur as soon as possible thereafter, or may be left vacant. Each officer shall hold office until a successor shall have been appointed and qualified or until said officer's earlier death, resignation, or removal.

     4.3 AUTHORITY AND DUTIES OF THE CHIEF EXECUTIVE OFFICER. The Chief Executive Officer (who shall be the President in the absence of any other designation by the Board of Directors) shall have general charge and supervision of the business of the Corporation, shall see that all orders, actions and resolutions of the Board of Directors are carried out, and shall have such other authority and shall perform such other duties as set forth in these bylaws or, to the extent consistent with the bylaws, such other authorities and duties as prescribed by the Board of Directors.

     4.4 AUTHORITY AND DUTIES OF OTHER OFFICERS. Each officer other than the Chief Executive Officer shall have the authority and shall perform the duties prescribed by the Chief Executive Officer, or by an officer authorized by the Chief Executive Officer or the Board of Directors to prescribe the duties of such officer. Any designation of duties by the Chief Executive Officer or other officer shall be subject to review by the Board of Directors but shall be in full force and effect in the absence of such review.

     4.5 COMPENSATION AND CONTRACT RIGHTS. The Board of Directors shall have authority (a) to fix the compensation, whether in the form of salary, bonus, stock options or otherwise, of all officers and employees of the Corporation, either specifically or by formula applicable to particular classes of officers or employees, and (b) to authorize officers of the Corporation to fix the compensation of subordinate employees. The Board of Directors shall have authority to appoint a Compensation Committee and may delegate to such committee any or all of its authority relating to compensation. The appointment of an officer shall not of itself create contract rights.

     4.6 RESIGNATION OR REMOVAL. Any officer of the Corporation may resign at any time by giving written notice to the Board of Directors. Any such resignation is effective when the notice is delivered, unless the notice specifies a later date, and shall be without prejudice to the contract rights, if any, of such officer.

     The Board of Directors, by majority vote of the entire Board, may remove any officer or agent, with or without cause. An officer or assistant officer, if appointed by another officer, may also be removed by any officer authorized to appoint officers or assistant officers. The removal shall be without prejudice to the contract rights, if any, of the person so removed.

     4.7 VACANCIES. If any office becomes vacant for any reason, the directors may appoint a successor or successors who shall hold office for the unexpired term or leave such office vacant.


                              ARTICLE V

               Certificates of Shares and Their Transfer

     5.1 ISSUANCE; CERTIFICATES OF SHARES. No shares of the Corporation shall be issued unless authorized by the Board. Such authorization shall include the maximum number of shares to be issued, the consideration to be received, and a statement that the Board considers the consideration to be adequate. Shares may but need not be represented by certificates. Certificates for shares of the Corporation shall be in such form as is consistent with the provisions of the WBCA or the law of a predecessor corporation and after the effective date of these Bylaws shall state:

          a. The name of the Corporation and that the Corporation is organized under the laws of the State of Washington;

          b.   The name of the person to whom issued; and

          c. The number and class of shares and the designation of the series, if any, which such certificate represents.

     The certificate shall be signed by original or facsimile signature of two officers of the Corporation, and the seal of the Corporation may be affixed thereto.

     5.2 TRANSFER OF STOCK. Shares of stock represented by certificates may be transferred by delivery of the certificate accompanied by either an assignment in writing on the back of the certificate or by a written power of attorney to assign and transfer the same on the books of the Corporation, signed by the record holder of the certificate. The shares shall be transferable on the books of the Corporation upon surrender thereof so assigned or endorsed.

     5.3 RULES AND REGULATIONS CONCERNING THE ISSUE, TRANSFER AND REGISTRATION OF SHARES. The Board of Directors shall have power and authority to make all such rules and regulations as the Board may deem proper or expedient concerning the issue, transfer and registration of shares of stock. In case of the loss, mutilation, or destruction of a certificate of stock, a duplicate certificate may be issued upon such terms as the Board shall authorize. The Board shall have power and authority to appoint from time to time one or more transfer agents and registrar of the shares of stock.

     5.4 SHARES WITHOUT CERTIFICATES. The Corporation shall have authority to issue some or all of the shares without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the Corporation shall send the shareholder a written statement of the information required on certificates by the WBCA.


                              ARTICLE VI

                         Books and Records

     6.1 BOOKS OF ACCOUNTS, MINUTES, AND SHARE REGISTER. Except as otherwise provided by law, the Corporation:

          a. Shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors exercising the authority of the Board of Directors on behalf of the Corporation;

          b.   Shall maintain appropriate accounting records;

          c. Or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each; and

          d. Shall keep a copy of the following records at its principal office:

               (1) The Articles of Incorporation and all amendments to them currently in effect;

               (2) The Bylaws and all amendments to them currently in effect;

               (3) The minutes of all shareholders' meetings, and records of all actions taken by shareholders without a meeting, for the past three (3) years;

               (4) Its financial statements for the past three (3) years, including balance sheets showing in reasonable detail the financial condition of the Corporation as of the close of each fiscal year, and an income statement showing the results of its operations during each fiscal year prepared on the basis of generally accepted accounting principles or, if not, prepared on a basis explained therein;

               (5) All written communications to shareholders generally within the past three (3) years;

               (6) A list of the names and business addresses of its current directors and officers; and

               (7) Its most recent annual report delivered to the Secretary of State of Washington.

     6.2   COPIES OF RESOLUTIONS.  Any person dealing with the
Corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors or shareholders, when certified by the Corporate Secretary, an assistant secretary, or other officer authorized by the Board.